   As filed with the Securities and Exchange Commission on October 15, 2001
                                                           Registration No. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                               -----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                       IMPERIAL CREDIT INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)

                   California                              95-4054791
          (State or other jurisdiction                  (I.R.S. Employer
        of incorporation or organization)              Identification No.)

               23550 Hawthorne Boulevard, Building 1, Suite 110
                          Torrance, California 90505
                                (310) 373-1704
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Michael R. McGuire
                     President and Chief Executive Officer
                       Imperial Credit Industries, Inc.
               23550 Hawthorne Boulevard, Building 1, Suite 110
                          Torrance, California 90505
                                (310) 373-1704
(Name and address, including zip code, and telephone number, including area code, of agent for service)


                               -----------------

                                  Copies to:
                               James R. Walther
                               Richard D. Greta
                             Mayer, Brown & Platt
                            350 South Grand Avenue
                                 25/th/ Floor
                         Los Angeles, California 90071
                                 213-229-9500

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

   If delivery of the prospectus expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                                  Proposed         Proposed
                                                  maximum          maximum
   Title of each class of       Amount to be   offering price     aggregate         Amount of
 securities to be registered     registered    per share (1)  offering price (1) registration fee
--------------------------------------------------------------------------------------------------
Common Stock, no par value... 9,413,232 shares     $0.38          $3,577,028           $895
--------------------------------------------------------------------------------------------------

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(1) Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee on the basis of the average high and low prices of common stock on the Nasdaq National Market on October 10, 2001.

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effectiveness date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a) may determine.


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--------------------------------------------------------------------------------

                                  PROSPECTUS

                               9,413,232 SHARES

                       IMPERIAL CREDIT INDUSTRIES, INC.

                                 COMMON STOCK

                               -----------------

   The security holders identified in this prospectus under "Selling Security Holders" are offering up to 9,413,232 shares of the common stock, no par value per share, of Imperial Credit Industries, Inc., a California corporation, for resale to the public.

   The shares of common stock offered by this prospectus may be sold in several ways, including in transactions on the Nasdaq National Market, or otherwise, at prevailing market prices at the time of sale, or in privately negotiated transactions at prices agreed upon by the parties or through any other means described under "Plan of Distribution" on page 28.

   We are not offering any securities for sale under this prospectus and we will not receive any proceeds from the sale of common stock referred to herein.

    Investing in our common stock involves significant risks. You should consider the possibility of losing your entire investment before deciding whether to make such an investment. See "Risk Factors" beginning on page 7.

    Our principal subsidiary, Southern Pacific Bank, is currently operating under orders issued by its federal and state banking regulators that impose significant restrictions and requirements on its operations, including that the bank significantly increase its regulatory capital levels.

   Our common stock is quoted on the Nasdaq National Market under the symbol "ICII," but may be subject to possible delisting if it continues to be traded at a closing bid price of less than $1.00 per share and Nasdaq decides to resume applying its minimum $1.00 bid price listing requirement after the January 2, 2002 termination date of its current moratorium on applying that listing requirement. On October 10, 2001, the closing sales price of our common stock was $0.39 per share.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------


                   The date of this Prospectus is   , 2001.

            CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

   This prospectus contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "may," "will," "intend," "should," "expect," "anticipate," "estimate" or "continue" or the negatives thereof or other comparable terminology. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of various factors, including, without limitation, the factors described in this prospectus under the caption "Risk Factors", actions that may be taken by the Federal Deposit Insurance Corporation or the California Department of Financial Institutions with respect to Southern Pacific Bank and all of the factors contained in documents that are incorporated by reference in the registration statement of which this prospectus forms a part.

                               -----------------

   No one (including any dealer, salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of our common stock offered hereby, and only under circumstances and in jurisdictions in which it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               -----------------

                               TABLE OF CONTENTS

                                                            Page
                                                            ----
PROSPECTUS SUMMARY.........................................   3
RISK FACTORS...............................................   7
RECENT DEVELOPMENTS........................................  21
USE OF PROCEEDS............................................  27
SELLING SECURITY HOLDERS...................................  27
PLAN OF DISTRIBUTION.......................................  28
LEGAL MATTERS..............................................  28
EXPERTS....................................................  28
WHERE YOU CAN FIND MORE INFORMATION........................  29

                              PROSPECTUS SUMMARY

   This summary highlights information regarding us and the offering of shares of our common stock described herein. This summary does not contain all of the information you should consider before investing in our common stock. You should read carefully this entire prospectus, including the risks discussed under "Risk Factors" and the documents incorporated into this prospectus by reference, before you decide whether to purchase any of our common stock.

                       IMPERIAL CREDIT INDUSTRIES, INC.

   We are a diversified commercial lending and financial services holding company with consolidated assets of $1.9 billion as of June 30, 2001. Our business activities are primarily conducted through our wholly owned commercial banking subsidiary, Southern Pacific Bank (the "Bank"). Our core businesses originate commercial loans, real estate loans and commercial leases funded primarily by the FDIC-insured deposits of the Bank. Our principal executive offices are located in Torrance, California at 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505 and our telephone number is
(310) 373-1704.

   We offer loan and lease products and provide asset management services in the business sectors described below.

Business Finance Lending.

   Our business finance lending is primarily conducted through the Bank, with additional servicing activities being conducted through Imperial Business Credit, Inc., which is another of our wholly-owned subsidiaries.

   Southern Pacific Bank. The Bank is an industrial bank organized under California law that had approximately $1.5 billion in deposits at June 30, 2001. Its business finance lending is offered through the following Bank divisions and subsidiaries:

      Coast Business Credit ("CBC") is the asset based lending division of the Bank. It primarily makes revolving lines of credit and term commercial loans available to small-to-medium-sized businesses that are primarily in the transportation, telecommunications, technology, equipment leasing, durable goods, electronics and electronic equipment manufacturing industries. CBC also purchases undivided interests (referred to as "participations") in senior secured debt of other companies offered by commercial banks in the secondary market. CBC's commitments (including standby and commercial letters of credit) and outstanding loan balances were $1,077.7 million and $665.4 million at June 30, 2001 as compared with $1,412.9 million and $752.9 million at December 31, 2000.

      Imperial Warehouse Finance, Inc. ("IWF") is a wholly owned subsidiary of the Bank which provides short-term repurchase facilities to residential mortgage bankers. IWF's repurchase facilities provide the mortgage bankers with the ability to do same day closings and sales of residential mortgage loans in the secondary market. Under a participation agreement between the Bank and IWF, the Bank funds 100% of IWF's repurchase facilities. IWF's repurchase facility commitments (including standby and commercial letters of credit) and outstanding balances were $249.2 million and $129.0 million at June 30, 2001 as compared with $154.9 million and $50.6 million at December 31, 2000.

      The Loan Participation and Investment Group ("LPIG") is a division of the Bank which purchases participations in senior secured debt of other companies offered by commercial banks in the secondary market. The principal types of loans in which LPIG purchases participations are senior-secured bank loans, in the form of revolving lines of credit and long-term loans or letters of credit. As a part of its business, LPIG invests in loan participations through both on and off balance sheet arrangements. The on balance sheet investments are funded by the FDIC-insured deposits of the Bank, while LPIG's off balance sheet financing is primarily conducted through various trust and total return swap instruments. LPIG's commitments (including standby and commercial letters of credit) and outstanding balances were $217.1 million and $80.1 million at June 30, 2001 as compared with $289.1 million and $123.5 million at December 31, 2000. Also at June 30, 2001, LPIG had invested in a total return swap with an underlying pool of loans having an aggregate outstanding principal amount of $40.9 million.

      Southern Pacific BanCapital ("SPBC") is a division of the Bank which originates middle market equipment leases that are funded by the Bank. Imperial Business Credit, Inc., ("IBC") our wholly-owned subsidiary, services these leases. SPBC originates and purchases operating and capital equipment leases for medium-sized business in various industries throughout the United States. SPBC had $36.1 million in leases at June 30, 2001 as compared to $10.7 million in leases at December 31, 2000.

      The Lewis Horwitz Organization ("LHO") is a division of the Bank which is engaged in providing financing for independent motion picture and television production. Typically, LHO lends to independent film and television producers on a senior secured basis, basing its credit decisions on the creditworthiness and reputation of distributors and sales agents who have contracted to distribute the films. LHO's commitments (including standby and commercial letters of credit) and outstanding balances were $155.3 million and $116.5 million at June 30, 2001 as compared with $101.4 million and $83.7 million at December 31, 2000.

   Imperial Business Credit, Inc. IBC is a lease portfolio servicing entity which services its existing portfolio of equipment leases and a new portfolio of middle market equipment leases originated by SPBC. Historically, the focus of IBC's lease activities had been small ticket equipment lease financing to small and medium-sized businesses. During the first quarter of 2000, we determined that IBC could not achieve the returns necessary to continue in business as an originator of new leases. Accordingly, in April, 2000, IBC ceased originating new leases and its origination offices were sold or closed. The total leases serviced by IBC at June 30, 2001 were $146.3 million as compared with $170.8 million at December 31, 2000.

Multifamily And Commercial Mortgage Lending.

   Our multifamily and commercial mortgage lending operations are conducted through the Income Property Lending Division ("IPL") of the Bank. The focus of IPL's lending activities is the small loan market for 5+ unit multifamily apartments and commercial buildings. IPL generally seeks to make 70% of its loans secured by apartment buildings and 30% of its loans secured by commercial properties. Most of IPL's loans have been secured by properties in California. IPL funded $117.5 million of loans through June 30, 2001 and had outstanding loan balances of $360.2 million at June 30, 2001 as compared with fundings of $235.9 million for the year ended December 31, 2000 and outstanding loan balances of $364.2 million at December 31, 2000.

Asset Management Activities.

   Our advisory and asset management services are conducted through Imperial Credit Asset Management, Inc. ("ICAM"). Through October 22, 1999, we also conducted asset management services through Imperial Credit Commercial Asset Management Corp. ICAM manages Pacifica Partners I L.P., and Cambria Investment Partnership I, L.P. ("Cambria"). Pacifica Partners I is a $500 million collateralized loan obligation fund (the "CLO Fund") which was launched in August 1998. Pacifica Partners I's assets consist of approximately $400 million in nationally syndicated bank loans and approximately $100 million in high yield bonds. We had net cash of $51.3 million invested in the subordinated and equity interests of Pacifica Partners I at June 30, 2001. We also had, at June 30, 2001, $4.3 million invested in Cambria, which is a hedge fund that invests in syndicated bank loans.

Regulatory Orders

   The Bank is currently operating under a Cease and Desist Order issued by the Federal Deposit Insurance Corporation (the "FDIC") dated December 15, 2000 and a Final Order of the California Department of Financial Institutions (the "DFI") dated December 27, 2000 (collectively, the "Regulatory Orders"). The Regulatory Orders contain several requirements, including requirements that the Bank's regulatory capital and capital ratios be increased by specified amounts within specified time periods, prohibitions on payments of Bank dividends without regulatory approval, reductions in the Bank's classified assets, restrictions on the Bank's lending policy procedures, and restrictions on the Bank's other operational activities. The Bank has not achieved compliance with the increases in the Bank's regulatory capital and capital ratios that were required to have been met at March 31, 2001 and June 30, 2001. See "Recent Developments--The Regulatory Orders" for a more detailed description of the requirements specified in the Regulatory Orders and the actions that have been taken to comply with those requirements.

Recent Operating Results

   We reported a net loss for the quarter ended June 30, 2001 of $39.8 million, including an operating loss from discontinued operations of $961,000 and an extraordinary loss on the early extinguishment of debt of $2.2 million. Our net loss for the six months ended June 30, 2001 was $39.5 million, including an operating loss from discontinued operations of $1.2 million and an extraordinary loss on the early extinguishment of debt of $1.5 million. Our operating results for the quarter and six months ended June 30, 2001 were negatively impacted by high levels of provisions for loan and lease losses, which totaled $26.7 million and $31.3 million for such periods, respectively. See "Recent Developments--Recent Operating Performance" and "--Continued High Provisions for Loan and Lease Losses." Mark-to-market and impairment charges of $3.5 million and $5.3 million for the quarter and six months ended June 30, 2001, respectively, also negatively impacted our result of operations. These mark-to-market charges primarily related to our investments in interest only securities, which experienced increased prepayments and defaults.

   As a result of the level of our provision for loan and lease losses in the second quarter of 2001 and our resulting continued operating losses, we recorded income tax expense of $10.0 million during the quarter and the six months ended June 30, 2001. This expense was recorded during that quarter to establish an additional deferred tax asset valuation allowance to fully reserve our outstanding balance of deferred tax assets, after allowable offsets of certain deferred tax liabilities.

Potential Repurchase Of Certain Of The Exchange Notes

   We have executed a letter of intent dated August 30, 2001 with Imperial Holdings Group, LLC ("IHG") to repurchase the Senior Secured Notes due 2005 (the "Exchange Notes") held by IHG at a discount to the face amount of those Exchange Notes to be agreed upon. IHG owns $77,579,000 in aggregate principal amount of Exchange Notes. This repurchase is subject to (1) the completion of a definitive purchase agreement, including the discount price, mutually acceptable to us and IHG and (2) our arrangement of the financing necessary to pay the agreed upon purchase price for the Exchange Notes.

                            SUMMARY OF THE OFFERING

Issuer                        Imperial Credit Industries, Inc.

Common stock offered by
  selling security holders    Up to 9,413,232 shares

Use of proceeds               We will not receive any proceeds from the sale of
                              these securities

                                 RISK FACTORS

   Before you invest in our common stock, you should consider carefully the risks that such an investment involves, including those described in this prospectus under the caption "Risk Factors" as well as the other information disclosed in this prospectus and the other documents incorporated by reference herein.

                                 RISK FACTORS

   An investment in our common stock involves a high degree of risk. Prospective investors should carefully consider, in addition to the matters set forth elsewhere in this prospectus and the information incorporated by reference herein, the following factors relating to our common stock, our financial condition and business and that of the Bank, our principal subsidiary. The matters described in any of the following risks could materially and adversely affect our and the Bank's business, financial condition and results of operations. While the risks described below are all the material risks of which we are currently aware, we may have other risks and uncertainties of which we are not yet aware or which we currently believe are immaterial that may also impair our or the Bank's financial condition, business operations or prospects.

Regulatory Considerations

   Regulatory Orders Have Been Issued Requiring Improvements In The Bank's Regulatory Capital And Imposing Other Significant Requirements

   The Bank, which is our principal subsidiary, is a California licensed industrial bank. It is subject to the regulatory capital requirements of the DFI and the regulations of the FDIC governing capital adequacy for institutions whose deposits are insured by the FDIC. The regulatory capital requirements of the DFI and the FDIC are discussed in greater detail in "Item 1. Business--Regulations" in our Annual Report on Form 10-K/A for the year ended December 31, 2000 (our "2000 Form 10-K/A").

   The Bank's capital ratios on December 31, 2000 were below the minimum levels required for the Bank to be categorized as "adequately capitalized," due to increased loan and lease loss provisions and deferred tax valuation allowances taken in the fourth quarter of 2000 and the resulting operating losses. Accordingly, the Bank was categorized as an "undercapitalized" institution, as defined by applicable banking regulations. The Bank was restored to an "adequately capitalized" level as of March 31, 2001, as a result of our additional capital contributions and acquisitions of preferred stock of the Bank that constituted Tier I Capital in exchange for cash and the retirement of subordinated debt of the Bank held by us, as described below.

   As a result of a joint examination of the Bank by the FDIC and the DFI as of June 26, 2000 (the "2000 Examination"), the Bank consented to the issuance of the Regulatory Orders that contain several requirements, including mandatory increases in the Bank's regulatory capital and capital ratios by specified amounts within specified time periods, prohibitions on payments of Bank dividends without regulatory approval, reductions in the Bank's classified assets, restrictions on the Bank's lending policies and procedures, and restrictions on other operational activities of the Bank. See "Recent Developments--The Regulatory Orders" for a more detailed discussion of the Regulatory Orders.

   The Bank Has Not Met The Specified Capital Levels Within The Time Frames Required By The Regulatory Orders And Will Need Significant Additional Capital To Meet These Requirements; The Bank's Regulators May Impose Additional Restrictions And Sanctions

   The Bank requires significant additional capital to meet the capital levels and capital ratios required in the Regulatory Orders. Although during the six months ended June 30, 2001, we contributed $12.2 million in cash to the Bank and purchased $36.0 million worth of a new series of noncumulative perpetual preferred stock of the Bank (the "Series B Preferred Stock") constituting Tier I capital in exchange for cash and the retirement of subordinated debt of the Bank held by us, the Bank did not meet the increased capital levels it was ordered to meet by March 31, 2001 and June 30, 2001. The Bank would have needed approximately $45.3 million of additional Tier I capital to meet the capital requirements set forth in the Regulatory Orders that were required to have been met by June 30, 2001. Additional capital will be required during 2001 to meet the increasing capital levels required under the Regulatory Orders. See "Recent Developments--The Regulatory Orders--Actions Taken To Comply With The Regulatory Orders" for a more detailed description of the regulatory capital requirements set forth in the Regulatory Orders.

   Although we completed a private placement of $10.0 million of convertible subordinated debt on June 28, 2001 and we are seeking to obtain the additional required Tier I Capital, there is no assurance that we will be able to do so. We submitted an amended capital plan to the FDIC and DFI detailing how we intended to assist the Bank in complying with the regulatory capital requirements imposed by the Regulatory Orders by June 30, 2002. The FDIC and the DFI, however, have requested an updated capital plan showing how the Bank would be able to comply with these regulatory capital requirements by December 31, 2001. During August 2001, we submitted an updated capital plan to the FDIC and the DFI pursuant to which the Bank would achieve compliance with the capital requirements set forth in the Regulatory Orders by December 31, 2001. Under this updated capital plan, the Bank plans to reduce the amount of its outstanding assets and will seek to obtain additional capital through various capital raising alternatives. No assurance can be given as to whether we and the Bank will be able to take the additional steps required to meet the regulatory capital requirements set forth in the Regulatory Orders by December 31, 2001 or be able to do so without incurring additional losses. Nor can any assurance be given as to whether the Bank will be able to maintain the capital and capital ratios required for the Bank to continue at an "adequately" capitalized level or as to whether the FDIC and the DFI will impose any additional operating restrictions or sanctions on the Bank for having failed to meet the increased regulatory capital levels required to have been met by March 31, 2001 and June 30, 2001.

   If the FDIC or the DFI determines that the Bank is engaging in unsafe or unsound practices in conducting its business or violating any law, rule or regulation, each regulatory agency would have available various remedies, including enforcement actions and sanctions. If the Bank is unable to meet its regulatory capital requirements, or is determined to have other sufficiently serious regulatory or supervisory problems, the FDIC and/or the DFI may, among other sanctions, place the Bank in conservatorship or receivership, which would have a material adverse effect on our business and operations.
Risks Relating To The Recapitalization Transactions

   Purchasers Of The Common Stock Will Experience Significant Dilution If The Convertible Securities Or Warrants Issued As Part Of Our Recapitalization Transactions Are Converted Or Exercised And If We Raise Additional Capital By Issuing More Shares Of Common Stock Or Convertible Securities

   We have issued a large amount of securities exercisable, convertible or exchangeable into our common stock pursuant to the Master Recapitalization Agreement, dated as of March 29, 2001, between us and the investors named therein (the "Recapitalization Agreement"). Holders of our common stock may have a greatly reduced common equity interest in us if those securities are exercised, converted or exchanged into shares of common stock. We have 80,000,000 shares of authorized common stock and had 42,180,798 shares of common stock issued and outstanding as of October 11, 2001, including 1,300,000 shares of common stock issued to H. Wayne Snavely, our former president who is one of the selling security holders named in this prospectus, as part of his severance arrangements. As part of our recapitalization transactions, we issued warrants (the "Debt Exchange Warrants") to purchase up to an additional 6,105,544 shares of our common stock at an exercise price of $2.15 per share (subject to anti-dilution adjustments), $10,000,000 in aggregate principal amount of 12% Convertible Subordinated Notes due 2005 (the "Secured Convertible Subordinated Debt") convertible after three years into our common stock at a conversion price of $1.25 per share (subject to anti-dilution adjustments) and $16,200,000 in aggregate principal amount of senior secured debt that, subject to satisfaction of certain conditions, will be automatically exchanged into $18,200,000 aggregate principal amount of Exchange Notes, 249,052 shares of our common stock and Debt Exchange Warrants to purchase up to an additional 871,681 shares of our common stock. The holders of these Exchange Notes will then have the right, through March 31, 2002, to exchange the $18,200,000 aggregate principal amount of Exchange Notes, together with the 249,052 shares of common stock and 871,681 Debt Exchange Warrants, into $18,200,000 aggregate principal amount of Secured Convertible Subordinated Debt.

   If all of foregoing securities are exercised or converted and the senior secured debt is ultimately exchanged into $18,200,000 aggregate principal amount of Secured Convertible Subordinated Debt, which is thereafter converted into common stock, a total of approximately 28,665,544 additional shares of our common stock will be issued and outstanding, representing approximately 40.5% of our then outstanding common stock (including the 28,665,544 additional shares of common stock that would be then outstanding). The ownership interest of a holder of common stock may be further diluted if we issue additional shares of common stock or securities convertible into common stock in the future. We may issue additional equity securities to assist the Bank in complying with the increased capital levels and capital ratios required by the Regulatory Orders, as contemplated in our revised capital plan, and to obtain equity financing needed to repurchase the Exchange Notes at a discount from IHG. See "Recent Developments--The Regulatory Orders--Actions Taken To Comply With The Regulatory Orders;" and "--Potential Repurchase Of Certain Of The Exchange Notes". We are authorized to issue additional common or preferred stock without shareholder approval.

   We Would Incur Significant Adverse Federal Income Tax Consequences If Our Recapitalization Transactions Were Deemed To Have Caused An Ownership Change Under The Internal Revenue Code And Such Tax Liability Would Adversely Affect Shareholders' Equity

   Although we believe that the recapitalization transactions by themselves did not cause, and that the sales of the shares of common stock offered by this prospectus would not by themselves cause, an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the interpretation of the applicable Code provisions and regulations is not clear as it applies to our facts and the Internal Revenue Service may disagree with our conclusions. In addition, an ownership change may occur on a date after the recapitalization transactions due to other sales of stock, exercises of warrants or options or other events. Such events may not be within our control, or may result from future transactions which our management deems to be in our best interest notwithstanding the adverse tax consequences. Any resulting change of ownership under Section 382 would materially restrict our use of our net operating loss carryforwards and unrecognized built in losses, each of which were approximately $110 million at June 30, 2001, and would substantially eliminate the value of those tax attributes.

   We May Be Required To Make Substantial Severance Payments To Senior Executive Officers Should These Officers' Employment Terminate And These Officers Therefore May Have An Incentive To Terminate Their Employment

   In January 1999, we entered into individual termination agreements with Messrs. H. Wayne Snavely, Irwin L. Gubman and Brad S. Plantiko which provide for severance payments to these senior executives in the event we undergo a change in control (as defined in the agreements). Pursuant to the Recapitalization Agreement, four directors were elected to our board of directors at our annual shareholders meeting on June 26, 2001. Their election constituted a change in control under the termination agreements. If Messrs. Plantiko and Gubman voluntarily terminate their employment upon the expiration of one year after the change of control or if they are terminated by us within three years, we will have to pay to each of these senior executives a lump sum payment of three times their respective base salaries and their highest bonus earned in any of the last three fiscal years preceding the change in control and a percentage of their respective bonuses for the year in which the change of control occurs. In addition, we will continue to provide these senior executives with medical, dental, life insurance, disability and accidental death and dismemberment benefits until the third anniversary of the termination unless the executive becomes employed by another employer, in which case these coverages will be secondary to those provided by the new employer. Any amounts payable to an executive will include additional amounts to cover certain taxes resulting from those payments.

   Mr. Snavely resigned as the Chairman, President, and Chief Executive Officer of Imperial Credit Industries, Inc. and the Bank on August 1, 2001. We resolved Mr. Snavely's contractual rights under his termination protection agreement, which were similar to those of Messrs. Plantiko and Gubman, by agreeing to (1) issue to him 1.3 million shares of our common stock, (2) extend the exercise period of his existing stock options for up to four years and (3) provide him with continued employee health and welfare benefits for a period of four years. We also have engaged Mr. Snavely as a consultant for compensation of $500,000 per year for a period of four years.

   There is a risk that in order to take advantage of the severance payments and other compensation granted under the termination agreements, Messrs. Plantiko and Gubman will terminate their employment with us. Departures of these senior executives may adversely affect our operations to the extent that we are not able to restaff these key positions expeditiously to avoid material disruption in our business and operations.

Business And Other Considerations

   The Price And Liquidity Of Our Common Stock And Our Ability to Obtain Additional Funding Through Equity Financing May Be Adversely Affected If Our Common Stock Is Delisted From The Nasdaq National Market System

   Although we were informed by Nasdaq that our common stock may be delisted from the Nasdaq National Market if we did not achieve compliance with its minimum bid price requirement for continued listing by December 10, 2001, Nasdaq recently suspended its minimum bid price listing requirements until January 2, 2002. As a result, we are no longer under review. See "Recent Developments--Possible Nasdaq Delisting Of Our Common Stock." Upon reinstatement of the minimum bid price listing requirement, if it is reinstated, our common stock will once again be subject to delisting if we do not achieve compliance with the minimum bid price requirement. Assuming that Nasdaq's minimum bid price listing requirement is resumed in its prior form, if the closing bid price of our common stock thereafter remained below $1.00 for a period of 30 consecutive business days, Nasdaq may notify us that we have a period of 90 calendar days from that notification to achieve compliance with the minimum price requirement. Compliance can be achieved by the closing bid price of our common stock meeting or exceeding the $1.00 per share minimum price requirement for ten consecutive business days during that 90-day compliance period. Our board of directors may declare a reverse stock split in the future to attempt to achieve compliance with the minimum bid price requirement. However, even if our board did declare a reverse stock split, there is no assurance that the subsequent closing bid price of our common stock would necessarily equal or exceed $1.00 or, if it did equal or exceed $1.00, as to the period of time that it might continue to do so. Delisting from the Nasdaq National Market could cause our common stock to become significantly less liquid, with a possible negative impact on its value. If our common stock were to be delisted, our ability to raise additional funds to assist the Bank in complying with the increased capital levels and capital level ratios required by the Regulatory Orders, as contemplated in our revised capital plan, could be adversely affected. Further, our ability to obtain the equity financing needed to repurchase the Exchange Notes at a discount from IHG could be adversely affected. See "Recent Developments--The Regulatory Orders--Actions Taken To Comply With The Regulatory Orders;" and "--Potential Repurchase Of Certain Of The Exchange Notes".

   The Bank Is Prohibited By The Regulatory Orders From Paying Dividends To Us Without Regulatory Approval, Which Adversely Affects Our Ability To Pay Interest And Principal On Our Substantial Indebtedness And May Adversely Affect Our Business and Operations

   Under the Regulatory Orders, the Bank is prohibited from paying cash dividends on its common and preferred stock without the prior approval of the DFI and the FDIC. Therefore, it is unlikely that the Bank will pay dividends to us in the near future and there is no assurance that the Bank will ever resume paying dividends to us. At June 30, 2001, the outstanding face amount of our ROPES, Senior Secured Notes and long term debt was decreased by $36.0 million to $183.8 million, as compared to $219.8 million at December 31, 2000, due to the completion of our debt exchange and our repurchase of $1.9 million of ROPES, partially offset by our issuance of $16.2 million in senior secured notes, and our issuance of $10.0 million in secured convertible notes. At June 30, 2001, our total shareholders' equity was approximately $11.4 million and we had available cash and cash equivalents of $17.5 million (excluding cash and cash equivalents at the Bank), as compared to $18.4 million of cash and cash equivalents (excluding cash and cash equivalents at the Bank) at December 31, 2000. The Bank's inability to pay dividends to us would adversely affect our ability to make required payments of interest and principal on our indebtedness.

   Although we believe that we will be able to fund our liquidity and capital expenditure requirements through December 31, 2001, our ability to continue to make scheduled payments of the principal of, or to pay the interest on, our indebtedness will depend upon the ability of the Bank to obtain regulatory approvals necessary to pay us dividends, as well as upon our future performance and that of the Bank, which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are not within our control. There is no assurance that the Bank will be able to obtain the regulatory approvals necessary to permit payment of dividends or that our business and that of the Bank will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness. A failure to continue to make scheduled payments of the principal and interest on our indebtedness would likely have a material adverse effect on the price of our common stock and our business and operations, including the possibility of our being forced into bankruptcy.

   Further, the degree to which we are leveraged could have material adverse effects on us, including, but not limited to, difficulty in obtaining additional financing for working capital, acquisitions and general corporate purposes, and greater proportions of our cash flow from operations being required for debt service, so that less of our cash will be available for other purposes. We will also be subject to a variety of restrictive covenants, the failure to comply with which could result in events of default that, if not cured or waived, could adversely affect our operations.

   We Do Not Intend To Pay Dividends On Our Common Stock

   We are prohibited from paying dividends on our common stock under the terms of indentures relating to our outstanding indebtedness. We have never paid dividends on our common stock and would not anticipate paying dividends on our common stock in the foreseeable future even if we were not prohibited from doing so under the terms of indentures relating to our outstanding indebtedness.

   We Have Experienced Significant Operating Losses

   We reported a net loss of $39.5 million for the six months ended June 30, 2001 and had net losses of approximately $163.3 million, $2.8 million and $73.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. For a further description of recent losses, see "Recent Developments--Recent Operating Performance."

   Our net losses have been primarily associated with our losses from operations, losses on impairment of equity securities, increased provisions for loan and lease losses, increased levels of nonperforming assets and costs incurred in maintaining and administering such nonperforming assets.

   Our ability to reverse the trend of these net losses is largely dependent on the operations of the Bank, including the amount and quality of its earning assets and reduction in the level of its nonperforming assets, the interest rate environment and the adequacy of the Bank's allowance for loan and lease losses. The real estate market and the overall economy in the Bank's primary markets will also have significant effects on the quality and level of its assets in the future. If we are not able to return to profitable operations in the near future, the value of our common stock will likely be adversely affected.

   We Intend to Liquidate Some of Our Holding Company Assets In Order To Contribute Additional Capital To The Bank, Which Would Reduce The Amount Of Our Holding Company Assets And May Adversely Affect Our Ability To Repay Interest And Principal On The Notes

   As contemplated in our updated capital plan for the Bank, we expect to liquidate approximately $15 million of our holding company assets and contribute the net proceeds from those liquidations to the Bank as new capital. Accordingly, the amount of our assets, but not the amount of assets of the Bank nor the collateral securing the notes, would be reduced which may adversely affect our ability to repay interest and principal on the notes. For a more detailed description of our updated capital plan, see "Recent Developments--Regulatory Orders--Actions Taken to Comply With the Regulatory Orders."

   The Bank Has Recorded Significantly Increased Provisions For Loan And Lease Losses And May Need To Record Additional Significant Provisions, Which Would Adversely Affect Our Results Of Operations

   The Bank significantly increased its provisions for loan and lease losses during 1999 and 2000, as a result of the Bank's regulatory examinations, the Bank's internal credit review and deterioration in credit quality in our sectors of the banking industry. The Bank's assets classified as "non-performing" represented 4.47% of total assets at June 30, 2001, as compared with 4.19% at December 31, 2000. The Bank's allowance for loan and lease losses as a percentage of such non-performing assets was 76.07% at June 30, 2001, as compared with 79.47% at December 31, 2000. We recorded a $26.7 million provision for loan and lease losses for the quarter ended June 30, 2001 to provide for losses in the Bank's loan portfolio. As a result of the high levels of non-performing assets, our provision for loan and lease losses will be significantly higher than other banks of comparable size. The provision for loan and lease losses for the years ended December 31, 2000 and 1999 were $181.0 million and $35.3 million, respectively. Our allowances for loan and lease losses and the provisions we make to add to them represent estimates made by our management on the basis of the information available from time to time. They involve significant elements of judgment, are inherently uncertain and are affected by judgments made by the Bank's regulatory authorities from time to time as to asset quality and the credit quality in our sectors of the banking industry.

   There can be no assurance that the Bank will not be required by its regulators to make substantial additional provisions for loan and lease losses in the future, or that the actual loan and lease losses suffered by the Bank will not exceed the estimated allowances. In either event, an increase in provisions for loan and lease losses would adversely affect the results of our operations and the Bank's capital would be further impaired, thereby raising the possibility of further administrative actions by the FDIC and the DFI.

   The Bank Has Experienced Significant Charge-offs And Losses On Its Syndicated Loan Investments And May Experience Additional Charge-offs And Loan Losses

   The Bank has invested through its LPIG and CBC divisions in nationally syndicated bank loans for which it has experienced significant charge-offs. LPIG experienced charge-offs of $6.2 million during the six months ended June 30, 2001 as compared to charge-offs totaling $32.3 million and $3.9 million during years ended December 31, 2000 and 1999, respectively. LPIG also recorded a provision for loan losses of $1.0 million for the six months ended June 30, 2001 as compared to $39.3 million and $7.0 million during years ended December 31, 2000 and 1999, respectively. In addition to LPIG's nationally syndicated loan investments, CBC had $157.0 million of nationally syndicated loan investments at June 30, 2001. During the six months ended June 30, 2001, CBC experienced charge-offs of $12.2 million relating to its syndicated loan investments. These charge-offs of LPIG and CBC occurred primarily as a result of high default rates on these nationally syndicated bank loans. Neither LPIG nor CBC has direct control over the collection policies or procedures on these loans, as these functions are dictated and managed by third party lead syndicating banks. Additionally, certain charge-offs taken in the Bank's nationally syndicated loan portfolios were mandated by the federal banking regulatory agency for the lead syndicating bank as part of its annual review of these loans.

   In light of the increases in loan losses that the Bank has suffered and the fact that neither LPIG nor CBC has direct control over the management of these syndicated investments, we have decided to reduce the amount of the Bank's exposure to nationally syndicated loans, primarily at the Bank's LPIG division. LPIG's commitments and outstanding loan balances were $217.1 million and $80.1 million at June 30, 2001, as compared with $289.1 million and $123.5 million at December 31, 2000 and $459.5 million and $217.0 million at December 31, 1999, respectively. We anticipate that the aggregate outstanding loan balance of these loans of the Bank will decrease over time as its portfolios run off. There is no assurance that either or both of LPIG and CBC will not continue to experience significant charge-offs and losses in their existing syndicated bank loan portfolios as a result of increasing loan defaults.

   We May Become Liable For Additional Federal Income Tax Payments As A Result Of Pending Internal Revenue Service Audits, Which Would Reduce The Amount Of Cash Available To Us

   Our federal income tax returns for 1996 through 1999 are currently being audited by the Internal Revenue Service. Although to date no adjustments have been proposed relating to any deduction taken or other aspects of our tax returns for those years, there can be no assurance as to the ultimate outcome of this audit, and we could become liable for additional income tax payments if any of our deductions are disallowed.

   We May Become Liable For Additional California Tax Payments As A Result Of Pending California Franchise Tax Board Audits, Which Would Reduce The Amount Of Cash Available To Us

   Our 1995 and 1996 California Franchise Tax Returns are being audited by the California Franchise Tax Board, which has proposed to include the income from two of our former affiliates in our combined return. The total increase to our combined tax for the two years proposed by such auditors is approximately $2 million, of which all but $300,000 will be payable (to the extent such amount is assessed) by one of our former affiliates. Also, we intend to protest our portion of any such assessment. At this time, however, there can be no assurance as to the ultimate outcome of our intended protest of any such assessment.

   We Are Engaged In Significant Litigation Which Could Result In Substantial Liability And Expense To Us

   We are currently involved in a number of litigation proceedings that could result in substantial liability to us, significant costs in defending those proceedings and a diversion of our management's attention and resources from normal business operations. We are defending an alleged securities fraud class-action lawsuit that arose out of the decline in the market price of our common stock (the "Class Action Lawsuit"). We and certain of our executive officers and directors were granted summary judgment by the trial court in the Class Action Lawsuit. In addition, we are subject to other litigation including the following: (1) we and two of our directors are named in an adversary proceeding brought by the liquidating trustee representing the bankrupt estate of Southern Pacific Funding Corporation ("SPFC"), alleging certain losses suffered by SPFC were caused by our alleged breaches of fiduciary duties and negligence, (2) our wholly-owned subsidiary, Imperial Credit Commercial Mortgage Investment Corp. ("ICCMIC"), and three of its present or former directors are named as defendants in an alleged securities fraud class-action lawsuit arising out of alleged misstatements and omissions contained in ICCMIC's offering prospectus issued in connection with its initial public offering and (3) Steadfast Insurance Company has brought a lawsuit seeking damages in the amount of $27 million allegedly resulting from our subsidiary's alleged fraudulent inducement to enter into, and subsequent breach of, a motor vehicle collateral enhancement insurance policy. For further details on the Class Action Lawsuit and other litigation, see "Part II Item 1. Legal Proceedings" in our 2000 Form 10-K/A and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

   Our Preferred Share Purchase Rights Plan May Discourage Takeover Attempts

   In October 1998, we distributed preferred share purchase rights to our shareholders pursuant to the Shareholder Rights Plan. Each share of our common stock has a preferred share purchase right attached to it. The rights will become exercisable under certain specified circumstances involving the acquisition of or tender offer for 15% or more of our issued and outstanding shares of common stock (25% or more for any person or group that held 15% or more of our common stock as of October 1998). Our board may also reduce the ownership levels to 10%. The rights may discourage hostile attempts to take over our Company by causing substantial dilution to a person or group that attempts to acquire our company on terms that our board of directors has not approved.

   Changes In Interest Rates May Adversely Affect Our Operating Results

   Our profits are derived principally from our lending activities. The principal source of our revenue is net interest income, which is the difference between the interest we earn on our interest earning assets and the interest we pay on our deposits and other interest bearing liabilities. During the recent period of falling interest rates, our net interest income has been adversely affected, and may continue to be adversely affected depending on the amount of any future decreases in interest rates, due to our interest-earning assets re-pricing more quickly or to a greater extent than our interest bearing liabilities. In an extreme interest rate environment, if our net interest spread were to become negative, we would be paying more interest on our borrowings and deposits than we would be earning on our assets and we could suffer significant losses.

   Additionally, the rates paid on our borrowings and the rates received on our assets have been, and in the future may be, based upon different indices (such as LIBOR and U.S. Treasury securities indices). If the index used to determine the rates on our borrowings increases faster or decreases more slowly than the index used to determine the rates on our assets, as has recently occurred, we will experience (and recently have experienced) a declining net interest spread which has had, and in the future will have, a negative impact on our profitability.

   Higher interest rates may discourage existing potential borrowers from refinancing or increasing existing credit facilities, or establishing new credit facilities and may lead to a reduction in the average size of loans and leases. This may decrease the amount of financing opportunities available to our operations and decrease the demand for repurchase facility financing provided by our repurchase facility lending operations to loan originators. If short-term interest rates exceed long-term interest rates, there is a higher risk of increased loan prepayments, as borrowers may seek to refinance their loans at lower long-term interest rates. Increased loan prepayments could lead to a reduction in the number of loans we service, the fees we receive for loan servicing, our loan servicing income and the value of our securitization related assets. On the other hand, as interest rates have recently declined, certain of our loans and investments have been repaid, earlier than expected or earlier than the payment obligations we then had outstanding under instruments with higher interest rates, which, has adversely affected the results of our operations. Further, if interest rates continue to decline, our loans and investments may continue to be repaid earlier than expected or earlier than the term of the payment obligations we may then have outstanding under instruments with higher interest rates, which will adversely affect the results of our operations.

   We are also subject to the risk of rising interest rates between the time we commit to purchase or originate loans at a fixed price and the time we sell or securitize those loans. An increase in interest rates will generally result in a decrease in the market value of loans that we have committed to originate or purchase at a fixed price, but have not yet hedged, sold or securitized.

   Because We Are Subject To Extensive Government Regulation, Our Business Operations May Be Adversely Affected By Regulatory Changes

   The Bank operates in a highly regulated environment and is subject to supervision by several governmental regulatory agencies, including the FDIC and the DFI. The regulations and supervision to which we are subject are primarily for the protection of our customers rather than our shareholders. For example, state laws and federal laws require that the Bank maintain specified amounts of capital and meet specified capital to assets ratios. If we do not comply with applicable laws, the Bank's ability to do business could be restricted or suspended.

   Future legislation and government policy could adversely affect industrial banks, including the Bank. We cannot predict the full impact of such legislation and regulation. In addition, federal and state laws impose standards with respect to, and regulatory authorities have the power in certain circumstances to limit or prohibit, transactions between us and the Bank and between the Bank and our other affiliates, the growth of the Bank's assets and liabilities and the payment of dividends from the Bank to us, among other things.

Risks Related To Our Commercial Lending And Servicing Activities

   We originate commercial business and mortgage loans and equipment leases through CBC, IPL, SPBC and LHO, each of which is a division of the Bank, and we provide master repurchase facilities through IWF, a wholly owned subsidiary of the Bank. We also service various equipment leases through our wholly-owned subsidiary, IBC. We are subject to various risks, including those described below, relating to such activities.

   Borrower Defaults May Result In Losses On Our Loans

   During the time we hold commercial business loans for investment or for sale, we are subject to risks of borrower defaults, bankruptcies and losses that are not covered by insurance (such as those occurring from earthquakes). Commercial mortgage lending is generally viewed as involving greater risk than residential mortgage lending partly because it typically involves larger loans. Further, the repayment of commercial mortgage loans secured by income-producing properties is typically dependent upon the tenant's ability to meet its obligations under the lease relating to the property. A borrower default may subject us to a loss on the mortgage loan.

   Although our commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation value of these assets in the event of a borrower default may be an insufficient source of repayment and the value we receive in liquidating such assets may be less than the expected or appraised value of such assets.

   Prepayments Of Commercial Business Loans Reduce The Amount Of Interest Income That We Expect To Receive Over The Life Of The Related Loans

   To reduce our exposure to loan prepayments, the Bank and our other lending subsidiaries generally discourage their commercial borrowers from prepaying their loans by requiring prepayment fees from the borrowers for early prepayment. Commercial business loan prepayment rates, however, vary from time to time which may change the anticipated amount of our net interest income. Prepayments on commercial business loans are affected by the terms and credit grades of the loans and general economic conditions. If the loans are prepaid, the Bank and our lending subsidiaries may receive prepayment fees but would lose the opportunity to earn interest at the related loan interest rate over the expected life of the prepaid loan.

   Prepayment restrictions do not necessarily provide a deterrent to prepayments. In addition, the borrower on a commercial business loan may not be able to pay all or a portion of any required prepayment charges. This may occur where the prepayment results from acceleration of the commercial business loan following a payment default. At the time any prepayment charges are required to be made in connection with a defaulted commercial business loan, foreclosure or other collateral proceeds may not be sufficient to make such payments.

   We also do not know that the obligation to pay such prepayment charge will be enforceable under applicable law in all circumstances.

   The Concentration Of CBC's Commercial Business Loan Portfolio In Small And Mid-Size Borrowers Exposes CBC To A Greater Risk Of Non-Performance, Higher Delinquencies And Higher Loan Losses

   CBC originates commercial business loans typically to small and medium-sized commercial businesses located primarily in California. Small commercial loans may entail a greater risk of non-performance and higher delinquencies and losses than loans to larger businesses. Since small to mid-size businesses are typically privately-owned, there is generally no publicly available information about such companies and CBC must rely on the diligence of its employees and agents to obtain information about these companies. As a result, CBC is subject to risks of borrower fraud or misrepresentation. Also, the success of small and medium-sized businesses depends on the management talents and efforts of a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on that company. Also, small and medium-sized businesses:

    .  frequently have smaller market shares than their competition

    .  may be more vulnerable to economic downturns

    .  often need substantial additional capital to expand or compete

    .  may experience substantial variations in operating results.

   Any of these may have an adverse effect on a borrower's ability to repay a loan.

   The Significant Amount Of Credit Facilities Provided By CBC To Borrowers In The Telecommunications And Technology Industries May Adversely Affect Our Operating Results Due To The Significant Downturn In Those Industries And Industry-Related Risks

   CBC has provided significant credit to borrowers in the telecommunications and technology industries, which industries have suffered a significant downturn. The downturn in the telecommunication industry was largely due to a combination of capital overinvestment in the mid to late 1990's and unsuccessful business plans implemented by a number of companies in that industry. Further, the high yield bond market is no longer available for most companies in the telecommunications industry. The downturn in the technology industry was largely due to significant declines in the market valuations of technology companies and resulting increased difficulties in obtaining financing for those companies. As of June 30, 2001, CBC had provided approximately $171 million and $71 million, or approximately 9.9% and 4.1% of the Bank's total assets, of senior secured credit facilities to telecommunication and technology companies, respectively. The credit facilities CBC has provided to borrowers in the technology industry are spread over 29 different borrowing relationships, while CBC has provided credit facilities to 24 borrowers in the telecommunications industry that are allocated as follows:

Paging:                     $41 million
Long Distance Resellers:    $29 million
Fiber Optics:               $22 million
Payphone:                   $20 million
Diversified Communications: $18 million
CLEC Facilities:            $15 million
Wireless Communications:    $15 million
Cable:                      $ 8 million
DSL Providers:              $ 3 million

   Additionally, in order to effectively market their products and attract and retain qualified personnel, businesses in the telecommunications industry or technology industry must respond more rapidly than businesses in many other industries to the following:

    .  competitive developments

    .  technological changes

    .  new product introductions

    .  changing client needs

    .  evolving industry standards.

   The products and services of CBC's telecommunications or technology borrowers could be rendered obsolete and unmarketable by any of these factors as could the borrowers' inventory, subscriber lists and other business assets, thereby impairing the value of the inventory securing CBC's loans to these borrowers. A material decrease in these telecommunications or technology borrowers' sales, profits, or the value of their accounts receivable and inventory could impair their ability to repay their loans with CBC and our results of operations could be adversely affected.

   The Difficulty In Appraising Collateral Relating To Our Small Business Loans Due To Less Information Being Available May Result In A Greater Risk That Proceeds Realized From Sales Of That Collateral May Be Less Than Our Related Appraised Values

   CBC's loans are underwritten in accordance with CBC's underwriting guidelines which permit borrowers to borrow up to a specified percentage of the value of their accounts receivable, inventory and other business assets pledged as collateral in connection with the loans. The value of the accounts receivable is derived from a formula based upon the age and collectibility of the accounts and their revenues and cash flows.

   Since small to mid-size businesses are typically privately-owned, there is generally no publicly available information about such companies. CBC must rely on the diligence of its employees and agents to obtain information about these companies. We cannot assure you that CBC's valuations actually reflect amounts that we could realize upon a current sale of the accounts receivable, inventory and other business assets. The liquidation value of these assets in the event of a borrower default therefore may not be a sufficient source for repayment of our loans.

   The Profitability Of The Properties Securing Our Commercial Mortgage Loans May Be Uncertain

   Profits of commercial properties that secure our commercial mortgage loans are dependent on the performance and viability of the property. The property manager is responsible for responding to changes in the local market, planning and implementing the rental structure, including establishing appropriate rental rates, and advising the borrower so that maintenance and capital improvements can be carried out in a timely fashion. Also, the ability of a borrower to meet its obligations under a commercial mortgage loan and to make timely payments on the mortgage loan are affected by several factors, depending on the type of commercial property, such as the ability to lease and relet the space, regional and national economic conditions and increased costs of operating a property. All of the foregoing factors may affect the borrower's ability to make payments under the commercial mortgage loan, which may adversely affect the timing and amount of payments we receive with respect to the loan. There is no assurance that property underlying a commercial mortgage loan will produce a profit.

   Additional Losses May Result From Our Foreclosure Of Collateral

   Some of our commercial mortgage loans may be non-recourse to the borrower. In the event of foreclosure on a commercial mortgage loan, we may experience a loss if the value of the property and other collateral securing the loan is less than the unpaid amount on the loan. Also, we may experience costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of their leases. These factors may adversely affect the timing and amount of payment we receive on foreclosed commercial mortgage loans.

   We Have Loans With Balloon Payments Which Have A Greater Chance Of Defaults

   A certain percentage of our commercial mortgage loans have a balloon payment due at maturity. These loans involve a greater risk than loans which are paid off gradually in equal installments since the ability of a borrower to pay such amount will normally depend on its ability to fully refinance the commercial mortgage or sell the related property at a price sufficient to permit the borrower to make the balloon payment.

   Environmental Factors May Adversely Affect The Value Of Properties Underlying Commercial Mortgage Loans

   Contamination of real property may give rise to a lien on that property to assure payment of the cost of clean-up or, in certain circumstances, may result in liability to the lender for that cost. Such contamination may also reduce the value of the property. If we are or become liable, we can bring an action for contribution against the owner or operator who created the environmental hazard, but that person or entity may be bankrupt or otherwise judgment proof. If we become responsible, environmental clean-up costs may be substantial.

   IWF's Short-Term Master Repurchase Facilities Are Susceptible To The Volatile Economic Cycles Of The Mortgage Industry

   Through IWF, we offer short-term master repurchase facilities to third party mortgage bankers. These third parties use these facilities for their purchase of residential mortgage loans until they are able to sell the loans. Some of our borrowers rely on the secondary market to sell or securitize loans they originate. During 1999 and 2000, some of our borrowers had difficulty selling their loans on a profitable basis. If such borrowers are unable to make timely payments on their borrowings from us, we may incur losses.

   Recent Credit Rating Downgrades On Our Debt Have Put IBC In Default Under The IBC Lease Receivables Trust 1997-2, Which May Adversely Affect IBC's Ongoing Monthly Cash Flow

   As a result of the recent credit rating downgrades on our senior indebtedness by Moody's and Standard and Poor's ratings services, IBC is in default of the terms of the IBC Lease Receivables Trust 1997-2 ("1997-2 Trust"), which trust issued certain Class A, Class B and Class C certificates. Due to this default, the insurer of the Class A certificates has the right to cause the 1997-2 Trust permanently to go into "turbo" amortization. Under turbo amortization, virtually all cash flows generated in the 1997-2 Trust are required to be used to pay off the outstanding balance of the Class A certificates, which was $99.2 million at June 30, 2001. In that event the Class B and C Certificates, a majority of which are owned by IBC, would receive virtually no cash flows for principal and interest payments until the Class A certificates are paid in full. To date, IBC has received a monthly waiver of this default. However, the insurer of the Class A certificates requested that IBC distribute, and IBC agreed to distribute, cash flows under the "turbo" amortization schedule for the months of July and August, 2001 in order to bring subordination levels of the Class A certificates to levels acceptable to the insurer. The waiver may be renewed monthly by the insurer, at its option. There is no assurance, however, that the insurer will continue to grant the monthly waiver to IBC or that it will not make further requests that the 1997-2 Trust distribute cash flows under the "turbo" amortization schedule for temporary periods. In any month in which the 1997-2 Trust distributes cash flows under the "turbo" amortization schedule, IBC's monthly cash flow would decrease by approximately $1.0 million per month. As a result, cash flow to us would decrease, and for the months of July and August 2001 did decrease, by approximately $500,000 per month, which has adversely affected our cash flow and results of operations. The outstanding balances of the securities and retained interests in the 1997-2 Trust owned by IBC were $6.4 million and $3.7 million at June 30, 2001, respectively.

   Loss Of Residual Value On Certain Assets Would Adversely Affect IBC And SPBC's Results Of Operations

   IBC and SPBC retain a residual interest in the equipment covered by certain of their equipment leases. The estimated fair market value of the equipment at the end of the contract term of the lease, if any, is reflected as an asset on IBC's or the Bank's balance sheet. Results of operations depend, to a limited degree, upon their ability to realize such residual value. Realization of residual values depends on many factors outside our control including:

    .  general market conditions at the time of expiration of the lease,

    .  unusual wear and tear on, or use of, the equipment,

    .  the cost of comparable new equipment,

    . the extent to which the equipment has become technologically or economically obsolete during the contract term, and

    .  the effects of any additional or amended tax or accounting rules.

Risks Related To Our Asset Management Activities and Investments

   We May Be Adversely Affected By The Liquidation Of A Fund Managed By Our ICAM Subsidiary Or A Loss Of Its Management Fees

   Our wholly-owned subsidiary, ICAM, currently manages the CLO Fund and earns management fees for managing this fund. At June 30, 2001, we had invested approximately $51.3 million in the CLO Fund. For the years ended December 31, 2000 and 1999, ICAM received management fee revenues of $3.1 million and $3.1 million, respectively, for managing the CLO Fund. Our primary risks relating to ICAM's management activities are that (1) the successful management of the CLO Fund and the resulting management fees anticipated therefrom are dependent upon the services of the existing officers of ICAM and in the event of the departure or death of such officers, ICAM's ability to manage this fund may be adversely impacted and (2) the investors in this fund have the ability under certain circumstances to cause this fund to be liquidated, and such fund may be required to be liquidated in the event of a default of our management obligations for such fund. The result of such a required liquidation of the CLO Fund would be not only the loss of our management fees relating to this fund, but also substantial loss in the value of our investment in the fund due to the required acceleration of the sale of the fund's assets.

   We Recently Incurred Significant Writedowns And Mark-To-Market Losses Related To Our Investments In Volatile Assets And There Is No Assurance That We Will Not Incur Additional Losses On These Assets

   Our investments in retained interests, subordinated bonds from loan securitizations, interest only securities and total return swaps were $3.7 million, $6.4 million, $3.8 million and $88.0 million, respectively, at June 30, 2001 as compared to $6.3 million, $21.0 million, $10.0 million and $92.8 million, respectively, at December 31, 2000. Additionally, the net assets of our discontinued Auto Marketing Network operations included $9.8 million and $14.0 million of retained interests at June 30, 2001 and December 31, 2000, respectively. The valuations of these assets are impacted by many factors including, among others, interest rates, prepayments or defaults on loans and leases and volatility in the secondary loan markets. During the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999, we incurred writedowns and mark-to-market losses primarily related to these assets of $4.0 million, $13.4 million and $29.2 million, respectively. There is no assurance that we will not continue to incur additional writedowns or mark-to-market losses in future periods.

   The Value Of Our Portfolio Of Securitization-Related Assets Is Subject To Fluctuation

   We have invested in asset or mortgage backed securities known as "interest-only" or "principal-only" residual interest and subordinated securities. These securities were generally created through our own securitizations or securitizations by parties formerly affiliated with us. Investments in residual interest and subordinated securities are riskier than investments in senior asset-backed securities because these subordinated securities bear all credit losses prior to the related senior securities. On a percentage basis, the risk associated with holding residual interest and subordinated securities is greater than holding the underlying loans or leases. This is due to the concentration of losses in the residual interests and subordinated securities.

   We estimate future cash flows from these securities and value them utilizing assumptions concerning:

    .  discount rates

    .  prepayments and

    .  credit losses.

   If our actual experience adversely differs from our assumptions, we would be required to reduce the value of these securities and record a non-cash charge to operations. The market for our asset-backed securities is extremely limited and we cannot assure you that we could sell these securities at their reported value or at all. Also, we may never recoup our initial investment in these securities.

   We also bear the risk of loss on any asset-backed securities we have purchased in the secondary market. If third parties had been contracted to insure against these types of losses, we would be dependent in part upon the creditworthiness and claims paying ability of the insurer and the timeliness of reimbursement in the event of a default on the underlying obligations. The insurance coverage for various types of losses is limited, and we would bear the risk of any losses in excess of the limitation or outside of the insurance coverage.

   In addition, we may not obtain our anticipated yield due to prepayments or we may incur losses if the credit support available within certain asset-backed securities is inadequate due to unanticipated levels of losses, or due to difficulties experienced by the credit support provider. Delays or difficulties encountered in servicing asset-backed securities may cause greater losses and, therefore, greater resort to credit support than was originally anticipated. This may also cause a rating agency to downgrade certain classes of our securities.

   We May Have Liabilities For Representations And Warranties Related To Our Asset-Backed Securities

   Asset-backed securities issued in connection with our securitizations have been non-recourse to us, except in the case of a breach of standard representations and warranties made by us when the loans are securitized. While we have recourse against the sellers of loans and leases, we cannot assure you that they will honor their obligations. In the past we have engaged (and may in the future engage) in bulk whole loan/lease sales pursuant to agreements that provide for recourse by the purchaser against us. In some cases, the remedies available to a purchaser of loans and leases from us are broader than those available to us against those who sell us these loans and leases. If a purchaser exercises its rights against us, we may not always be able to enforce whatever remedies we may have against our sellers.

                              RECENT DEVELOPMENTS

The Regulatory Orders

   Requirements Of The Regulatory Orders

   As a result the 2000 Examination, the Bank consented to the issuance of a Cease and Desist Order by the FDIC dated December 15, 2000 (the "FDIC Order") and a Final Order of the DFI dated December 27, 2000 (the "DFI Order"). As described under "Item 1. Business--Regulation--General" in our 2000 Form 10-K/A, the Regulatory Orders impose a number of requirements, principally including the following:

    . Under the FDIC Order, the Bank was required to increase its capital by $19 million by March 31, 2001, and must increase its capital by an additional $20 million in stages through December 31, 2001. The Bank was also required to attain a total risk based capital ratio of 10.50% and a Tier 1 capital ratio of 8.00% by March 31, 2001 and to increase those ratios, in stages through December 31, 2001, to 12.00% and 9%, respectively. Under the DFI Order, the Bank was required to increase its adjusted tangible shareholder's equity by $29 million by March 31, 2001 and by an additional $15 million by June 30, 2001. Also, by March 31, 2001, the Bank was required to attain an adjusted tangible shareholder's equity of at least 7.00% of its adjusted tangible total assets, and to increase this ratio by 0.50% each quarter to 8.50% at December 31, 2001. The DFI order limits the maximum amount of the Bank's deferred tax assets that may be included in the adjusted tangible shareholder's equity calculation to the lesser of (x) the amount of deferred tax assets that are dependent upon future taxable income expected to be realized within one year or (y) 10% of adjusted tangible shareholder's equity existing before any disallowed deferred tax assets. The Bank has not reached the capital levels it was required to meet on March 31, 2001 and June 30, 2001.

    . The required increases in capital stated above may be accomplished through capital contributions by us to the Bank, the sale of common stock or noncumulative perpetual preferred stock of the Bank, the exchange of Bank debt held by us for such preferred stock, or any other means acceptable to the FDIC and the DFI. The Bank was required to adopt and implement a capital plan acceptable to the FDIC and the DFI to achieve and maintain these capital requirements.

    . The Bank may not pay any cash dividends, make any other shareholder distributions or pay bonuses to its executive officers without the prior approval of the FDIC and the DFI, nor may it engage in any new lines of business without their prior approval.

    . The Bank was required to eliminate all of its assets that were classified as "Loss" and one-half of its assets that were classified as "Doubtful" as of March 31, 2000 under the DFI Order, and as of June 26, 2000 under the FDIC Order, and to reduce by June 30, 2001 its assets that were classified as "Substandard" or "Doubtful," as of June 26, 2000, to not more than $90 million. The Bank was required to reduce by June 30, 2001 and September 30, 2001 its assets that were classified "Substandard" or "Doubtful," as of June 26, 2000, to not more than $70,000,000 and $50,000,000, respectively. The Bank has satisfied the foregoing March 31, 2001 and June 30, 2001 requirements by charging off or collecting certain of its "Substandard" and "Doubtful" assets.

    . Under the FDIC Order, the Bank may not extend additional credit to any borrower that has a loan or other credit from the Bank that has been charged off or classified "Loss" or "Doubtful," in whole or part, and is uncollected. With certain exceptions, the Bank is also restricted from extending additional credit to any borrower with a Bank loan or other credit that has been charged off or classified "Substandard," in whole or part, and is uncollected.

    . The Bank must revise, adopt and implement policies acceptable to the FDIC and the DFI regarding its lending and loan review procedures, transactions with insiders and affiliates, and its requirements for reporting lending practices and other strategies to the Bank's chief executive officer. The Bank's board of directors must also review the adequacy of the Bank's allowances for loan and lease losses and adopt a policy for regularly determining the adequacy of those allowances.

    . The Bank must develop and adopt a detailed business plan acceptable to the FDIC and the DFI to control overhead and other expenses and restore the Bank to a sound condition.

    . The Bank is required to have and maintain qualified management, including a chief executive officer and other persons experienced in lending, collection and improving asset quality and earnings. Further, during the effectiveness of the Regulatory Orders, the Bank must obtain the prior approval of the FDIC and the DFI to the appointment of any new director or senior executive officer for the Bank, and the DFI has the right to determine whether present members of the Bank's management are acceptable.

    . The Bank must provide quarterly progress reports to the FDIC and the DFI regarding its actions to comply with the Regulatory Orders.

   Actions Taken To Comply With The Regulatory Orders

   Following issuance of the Regulatory Orders, we have added credit and risk management personnel and have reduced the Bank's classified assets through collections and charge-offs. We have also begun to increase the capital of the Bank. In this connection, on March 30, 2001, we purchased $36.0 million of the Bank's Series B Preferred Stock for $14.0 million in cash and the exchange of $22.0 million in aggregate principal amount of subordinated debt of the Bank held by us. Also on that date, we made a capital contribution to the Bank of $7.2 million in cash. On June 29, 2001, we contributed an additional $5.0 million in cash to the Bank.

   The Bank has not to date, however, achieved compliance with the required increases in regulatory capital specified in the Regulatory Orders. As a result, after discussions with the FDIC and the DFI in regard to the Bank's noncompliance, we submitted an amended capital plan to these agencies proposing steps by which the Bank would comply with these required regulatory capital increases by June 30, 2002. The FDIC and the DFI did not approve this amended capital plan and directed that we provide a further revised capital plan showing how the Bank will comply with the required regulatory capital increases by December 31, 2001.

   During August 2001, we submitted an updated capital plan to the FDIC and the DFI that indicates how the Bank proposes to achieve compliance with the capital requirements set forth in the Regulatory Orders by December 31, 2001. Under this updated capital plan, the Bank plans to reduce the total amount of its outstanding assets and we will seek to obtain additional capital to infuse into the Bank or the Bank may raise its own additional capital directly. The updated capital plan forecast an approximate $269.4 million reduction in the Bank's assets by December 31, 2001 as compared to June 30, 2001 levels. The asset reductions forecast under the updated capital plan are expected to be accomplished primarily through increased sales of the Bank's income property and other loans held for sale. The Bank does not anticipate any write-downs of its $370.7 million of income property and other loans held for sale at June 30, 2001 as a result of executing the loan sales forecast in the updated capital plan. Loans classified as held for sale are carried on the Bank's books at the lower of their cost or market value. The remaining forecast asset reductions are expected to occur as a result of loan repayments, coupled with anticipated reduced levels of loan funding activity through December 31, 2001.

   In addition to the forecasted level of asset reductions, the Bank's updated capital plan includes the infusion of approximately $26.5 million of additional capital. We will seek to raise this capital through various capital raising alternatives, which may include one or more of the following: the issuance of additional debt securities, the issuance of additional shares of our common stock, and the issuance of additional shares of the Bank's Series B Preferred Stock or, subject to regulatory approval, the issuance of shares of new series of noncumulative perpetual preferred stock of the Bank constituting Tier I capital. Also under the updated capital plan, it is forecast that we will contribute approximately $15.0 million in new capital to the Bank in the six months ended December 31, 2001. We will seek to obtain this $15.0 million through the liquidation of some of our holding company assets. These assets may consist of investments in trading securities, loans, and real property. Any actual amount of net proceeds and the related gain or loss on sale from such liquidations are dependent on the interest rate environment, the credit quality of any assets sold, general economic conditions, and other factors affecting the financial markets at the time of those sales. There is no assurance that the forecast asset reductions will be achieved, that we will be able to raise the additional $26.5 million in capital or further obtain the $15.0 million by liquidating our holding company assets, or that this amended capital plan, even if approved by the Bank's regulators and fully implemented, will be successful in complying with the Regulatory Orders. See "Risk Factors--Regulatory Considerations."

Recapitalization Transactions

   In order to assist the Bank in complying with the Regulatory Orders, we entered into the Recapitalization Agreement with IHG, which held a majority in outstanding aggregate principal amount of our 10.25% Remarketed Redeemable Par Securities, Series B (the "ROPES") and 9.875% Senior Notes due 2007 (the "Old Senior Notes") and with certain investors identified therein in our Senior Secured Debt (the "Secured Debt Purchasers"). The Recapitalization Agreement generally provides for the restructuring of our outstanding senior indebtedness and the issuance of new equity and debt securities by us through certain recapitalization transactions.

   The following descriptions of the recapitalization transactions (collectively, the "Recapitalization Transactions") provided for in, and the descriptions of, the Recapitalization Agreement are qualified in their entirety by the provisions of the Recapitalization Agreement and the First Amendment to Master Recapitalization Agreement, dated as of June 27, 2001, which are attached as Exhibit 20.1.1 to our 2000 Form 10-K/A and Exhibit 10.1 to our Registration Statement on Form S-3 originally filed on April 11, 2001 (Registration No. 333-58728).

Our Recapitalization Transactions are generally as follows:

   On March 30, 2001, we issued $16,200,000 in aggregate principal amount of 12% Senior Secured Notes due April 30, 2002 (the "Senior Secured Debt") to the Secured Debt Purchasers.

   On June 28, 2001, we issued $10,000,000 aggregate principal amount of Secured Convertible Subordinated Debt to accredited investors in a private placement. The Secured Convertible Subordinated Debt will be convertible after three years into our common stock at a conversion price of $1.25 per share, subject to anti-dilution adjustments.

   On June 28, 2001, our debt exchange (the "Debt Exchange") offer closed. Under the terms of the Debt Exchange, $39,995,000 of the $41,035,000 of our ROPES that were then outstanding, $144,352,000 of the $165,939,000 of our Old Senior Notes that were then outstanding, and $3,468,000 of the $10,939,000 of 9.75% Senior Notes due 2004 debt securities that were then outstanding (collectively, the "Old Notes") were exchanged for the following: (1) $127,479,000 aggregate principal amount of 12% Senior Secured Notes due 2005 (the "Exchange Notes"), (2) 1,744,437 shares of our common stock, (3) Debt Exchange Warrants to purchase up to an additional 6,105,544 shares of our common stock at an exercise price of $2.15 per share, subject to anti-dilution adjustments, and (4) $79,800 in cash as payment for fractional Old Notes.

   On June 28, 2001, we issued 7.04 million shares of our common stock to IHG,
2.0 million of which shares are being held in escrow in connection with certain price protection provisions relating to the Exchange Notes issued to the Secured Debt Purchasers, in connection with IHG's agreement to approve and participate in the Debt Exchange.

   Under the provisions of the Recapitalization Agreement, subject to the occurrence of certain conditions, all of the Senior Secured Debt is to be exchanged for: (1) $18,200,000 aggregate principal amount of the Exchange Notes, (2) 249,052 shares of our common stock and (3) Debt Exchange Warrants to purchase up to an additional 871,681 shares of our common stock. One of the conditions to this exchange under the Recapitalization Agreement as originally executed was that we have an effective registration statement on file registering the resale by the Secured Debt Purchasers of the Exchange Notes they were to receive as part of this exchange.

Under a proposed second amendment to the Recapitalization Agreement, which has not been executed, this condition would be changed to provide that the exchange will be effected shortly prior to the effective date of the registration statement that we are required to file to register resales of the Exchange Notes held by the Secured Debt Purchasers, if the other conditions to the exchange have been satisfied, including the condition that neither the FDIC nor the DFI shall have taken or threatened to take any action adverse to the Bank or us as a result of the Bank's noncompliance with the Regulatory Orders. The Secured Debt Purchasers will then have the right, through March 31, 2002, to elect to exchange all or a portion of their Exchange Notes and related shares of common stock and Debt Exchange Warrants into $18,200,000 aggregate principal amount of Secured Convertible Subordinated Debt. If we do not receive a notice of such election from a Secured Debt Purchaser during such period, that Secured Debt Purchaser will be deemed to have elected to retain its Exchange Notes and the related shares of common stock and Debt Exchange Warrants.

Recent Operating Performance

   We reported a net loss for the quarter ended June 30, 2001 of $39.8 million, including an operating loss from discontinued operations of $961,000 and an extraordinary loss on the early extinguishment of debt of $2.2 million. Our net loss for the six months ended June 30, 2001 was $39.5 million, including an operating loss from discontinued operations of $1.2 million and an extraordinary loss on the early extinguishment of debt of $1.5 million. Our operating results for the quarter and six months ended June 30, 2001 were negatively impacted by high levels of provisions for loan and lease losses, which totaled $26.7 million and $31.3 million for such periods, respectively. Mark-to-market and impairment charges of $3.5 million and $5.3 million for the quarter and six months ended June 30, 2001, respectively, also negatively impacted our result of operations. These mark-to-market charges primarily related to our investments in interest only securities, which experienced increased prepayments and defaults.

   As a result of the level of our provision for loan and lease losses in the second quarter of 2001 and our resulting continued operating loss, we recorded income tax expense of $10.0 million during the quarter and the six months ended June 30, 2001. This expense was recorded during that quarter to establish an additional deferred tax asset valuation allowance to fully reserve our outstanding balance of deferred tax assets, after allowable offsets of certain deferred tax liabilities.

   We decreased our operating expense and recorded reductions during the second quarter of 2001 in all expense categories other than legal, professional and collection related costs. These costs are primarily associated with the our efforts to resolve our problem credits.

Continued High Provisions For Loan And Lease Losses

   Our provision for loan and lease losses for the quarter and six months ended June 30, 2001 was $26.7 million and $31.3 million as compared to $63.2 million and $87.2 million for the same period in the year 2000, respectively. The provision for loan and lease losses for the quarter and six months ended June 30, 2001 was primarily a result of $27.4 million and $30.1 million in net charge-offs in the CBC loan portfolio. CBC's charge-offs in the second quarter of 2001 primarily related to the bankruptcy of two of its borrowers in the telecommunications and technology industries, and the discovery of fraud related to one loan. The additional provision for loan losses related to these credits was $21.7 million. The LPIG loan portfolio suffered from net charge-offs of $6.2 million and $5.8 million for the quarter and six months ended June 30, 2001. LPIG's charge-offs were related to the deterioration of collateral supporting these credits. As a result of the high level of these charge-offs and non-performing assets, our provision for loan and lease losses is significantly higher than other banks of comparable size.

Possible Nasdaq Delisting Of Our Common Stock

   Although Nasdaq's staff terminated its proceedings for delisting our common stock from the Nasdaq National Market arising from its April 20, 2001 determination that our common stock failed to comply with

Nasdaq's minimum bid price listing requirements, we received a Nasdaq staff determination on September 10, 2001 stating that our common stock was again subject to delisting from the Nasdaq National Market in that it had failed to maintain a minimum bid price of $1.00 over the preceding 30 consecutive trading days, unless we meet the requirements for continued listing by December 10, 2001.

   On September 27, 2001, we received a Nasdaq bulletin indicating that Nasdaq had suspended, among other things, its minimum bid price requirement until January 2, 2002. The bulletin also indicated that during this period it would consider whether it is appropriate to recommend further and more permanent action. As a result of this suspension, we are not currently under review for delisting. Upon reinstatement of the minimum bid price listing requirement, if it is reinstated, our common stock will once again be subject to delisting if we do not achieve compliance with the minimum bid price requirement. Assuming that Nasdaq's minimum bid price listing requirement is resumed in its prior form, if the closing bid price of our common stock thereafter remained below $1.00 for a period of 30 consecutive business days, Nasdaq would notify us that we have a period of 90 calendar days from that notification to achieve compliance with the minimum bid price requirement. Compliance can be achieved by the closing bid price of our common stock meeting or exceeding the $1.00 per share minimum price requirement for ten consecutive business days during that 90-day compliance period. However, if we were unable to demonstrate our compliance with the minimum bid price listing requirements by expiration of the 90-day compliance period, we would receive written notification that our securities would be delisted. At that time, we would have the opportunity to appeal Nasdaq's decision to a Nasdaq listing qualification panel. No assurance can be given that our common stock will satisfy the minimum bid price requirements to maintain its listing on the Nasdaq National Market if that requirement is reinstated. See "Risk Factors--Business and Other Considerations--The Price And Liquidity Of Our Common Stock And Our Ability to Obtain Additional Funding Through Equity Financing May Be Adversely Affected If Our Common Stock Is Delisted From The Nasdaq National Market System."

Potential Repurchase Of Certain Of The Exchange Notes

   We have executed a letter of intent dated August 30, 2001 with IHG to repurchase the Exchange Notes held by IHG at a discount to the face amount of those Exchange Notes to be agreed upon. IHG owns $77,579,000 in aggregate principal amount of Exchange Notes. This repurchase is subject to (1) the completion of a definitive purchase agreement, including the discount price, mutually acceptable to us and IHG and (2) our arrangement of the financing necessary to pay the purchase price for the Exchange Notes. We intend to seek this necessary financing through the issuance of new debt or equity securities. There can be no assurance that we and IHG will be able to reach agreement on the terms of a definitive purchase agreement, nor that, even if a definitive agreement is completed, we will be able to obtain the financing necessary to pay the agreed upon purchase price for the Exchange Notes.

Changes In Management

   On August 1, 2001, H. Wayne Snavely resigned as both the Bank's and our Chairman, President, and Chief Executive Officer and Michael R. McGuire was appointed our President and Chief Executive Officer and interim President and Chief Executive Officer of the Bank, subject to regulatory approval that was received on September 5, 2001. Mr. McGuire has been one of our directors since April 2001 and has been, and currently is, the chief executive officer of Affinity Bank Holdings, Inc. Michael S. Riley, who was initially elected to our board of directors at our 2001 annual shareholders' meeting, was appointed as Chairman of our Board of Directors on August 1, 2001. Mr. Riley also is one of the principal equity owners of IHG, which is one of the selling security holders and the entity from which we may repurchase some of the Exchange Notes, as described above in "--Potential Repurchase Of Certain Of The Exchange Notes." James P. Staes recently resigned from our board of directors. Additionally, Brad S. Plantiko, the Bank's and our Chief Financial Officer, has assumed additional responsibilities as the Chief Operating Officer of the Bank following regulatory approval of that appointment on September 5, 2001.

   Mr. Snavely's contractual rights under his termination protection agreement were resolved by our agreement to (1) issue to Mr. Snavely 1.3 million shares of our common stock, (2) extend the exercise period of Mr. Snavely's existing stock options for up to four years and (3) provide Mr. Snavely with continuous employee health and welfare benefits for a period of four years. We also have engaged Mr. Snavely as a consultant for compensation of $500,000 per year for a period of four years. Mr. Snavely is one of the selling security holders and his 1.3 million shares are included with the shares of common stock that are being offered under this prospectus for resale to the public.

Reverse Stock Split

   At our annual shareholders meeting held on June 26, 2001, our shareholders approved a proposal to amend our Articles of Incorporation to effect a reverse stock split at a ratio of 2:1, 3:1 or 4:1, as determined by the board of directors based on market conditions and other factors, but only if and when our board of directors in its discretion elects to effect a reverse stock split.

   Because the reverse stock split, if one is effected, will apply to all issued and outstanding shares of common stock, the reverse stock split will not alter the relative rights of existing shareholders. A reverse stock split would, however, effectively increase the number of shares of common stock available for future issuance by the board of directors because it would only affect our outstanding shares and would not decrease the number of shares the board of directors is authorized to issue.

Election Of Directors

   Pursuant to the Recapitalization Agreement, our board of directors has set the authorized number of our directors at seven. Also pursuant to the Recapitalization Agreement, four of the directors elected at our annual meeting of shareholders held on June 26, 2001 were proposed by IHG. One of these persons, Mr. Michael R. McGuire, was elected by action of the board of directors on April 25, 2001 to replace one of the three directors, Messrs. Perry A. Lerner, Brad S. Plantiko and Stephen J. Shugerman, who resigned from our board of directors as provided in the Recapitalization Agreement.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares of common stock by the selling security holders under this prospectus.

                           SELLING SECURITY HOLDERS

   We originally issued the common stock to the selling security holders in transactions exempt from the registration requirements of the Securities Act. The selling security holders are IHG and H. Wayne Snavely. In connection with our recapitalization transactions, IHG was issued 7.04 million shares of our common stock and was issued an additional 1,073,232 shares as part of the Debt Exchange. See "Recent Developments--The Recapitalization Transactions" and "--Changes in Management" above for a more detailed description of our recapitalization transactions and our relationship with one of the principal equity owners of IHG.

   Mr. Snavely, our former president, received 1,300,000 shares of common stock as part of his severance arrangements, as further described above in "Recent Developments--Changes In Management."

   The following table sets forth, as of the date of this prospectus, the beneficial ownership of common stock of each of the selling security holders, the number of shares of common stock being offered by each of the selling security holders and the number of shares of common stock that would be owned by each selling security holder after sale of all the common stock covered by this prospectus. This information is based upon information provided to us by the selling security holders.

                                                                            Number of
                                                                            Shares of
                                                                              Common
                                                                              Stock
                                    Number of Shares                       Beneficially
                                    of Common Stock                           Owned
Name of Selling Security Holder of Beneficially Owned Number of Shares of   after the
           Common Stock            Prior to Offering  Common Stock Offered   Offering
---------------------------------- ------------------ -------------------- ------------
   Imperial Holdings Group, LLC...     8,113,232           8,113,232            0
   H. Wayne Snavely...............     1,300,000           1,300,000            0
   TOTAL..........................     9,413,232           9,413,232            0

                             PLAN OF DISTRIBUTION

   The selling security holders may offer and sell the common stock from time to time and will act independently of us in deciding the timing, manner and size of any sale. We expect that sales generally will be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by any legally available means. We cannot predict the extent, if any, to which selling security holders may sell the common stock.

   The selling security holders may sell the shares of common stock being offered through the Nasdaq National Market or otherwise, at prices that (1) represent or relate to then prevailing market prices or (2) are negotiated, including by means of purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, or in ordinary brokerage transactions, transactions in which a broker solicits purchasers, and block trades in which a broker or dealer so engaged will attempt to sell the common stock as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. The selling security holders reserve the right to withdraw, cancel or modify the offer or solicitation of offers made hereby without notice. The selling security holders may reject any offer in whole or in part.

   Underwriters, brokers, dealers or agents may participate in sales of common stock as principals or agents and, in that capacity, may be deemed underwriters for purposes of the Securities Act. Their sale proceeds (together with any profits received by the selling security holders) may be deemed underwriting discounts and commissions under the Securities Act.

   To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock referred to in this prospectus may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or unless an exemption from the otherwise applicable registration or qualification requirements is available and is complied with.

   We may suspend the use of this prospectus in certain circumstances because of pending corporate developments or a need to file a post-effective amendment. In any such event, we will use reasonable efforts to ensure that the availability of an appropriate prospectus is resumed as soon as practicable.

   We have agreed to pay all reasonable fees and expenses incident to the registration of the shares of common stock offered under this prospectus, other than underwriting discounts and commissions, underwriting expenses and transfer taxes, if any. We have also agreed to indemnify the selling security holders against certain liabilities in connection with certain of our statements made or omitted herein, or to make contribution with respect thereto, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   Mayer, Brown & Platt, Los Angeles, California, has passed upon the validity of the shares of common stock offered by this prospectus.

                                    EXPERTS

   The consolidated financial statements of Imperial Credit Industries, Inc. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the SEC. You may read and copy the reports, proxy statements and other information that we file at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by telephoning the SEC at 1-800-SEC-0330. You may also access the reports, proxy statements and other materials that we file electronically over the Internet at the SEC's website at http://www.sec.gov.

   We have filed a registration statement with the SEC on Form S-2 relating to the securities offered by this prospectus. This prospectus does not contain all of the information included in that registration statement. You may refer to the registration statement and the exhibits for more information about the securities offered by this prospectus. The statements we make in this prospectus regarding the content of any documents filed as exhibits to the registration statement are not necessarily complete, and you should refer to the filed copies of those documents for additional information. All of our statements about these documents are qualified in their entirety by the exhibits to the registration statement.

   The SEC allows us to incorporate into this prospectus the information contained in documents we file with the SEC by referring to those documents herein. This means that:

    . the documents incorporated by reference are considered part of this prospectus

    . we can disclose important information to you by referring to those documents

    . information we file with the SEC automatically updates and supersedes the information provided in this prospectus.

   We incorporate into this prospectus by reference the following documents filed by us with the SEC under our File No. 0-19861:

   (1) our Annual Report on Form 10-K/A for the year ended December 31, 2000;

   (2) our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2001 and June 30, 2001;

   (3) Proxy Statement on Schedule 14A for the 2001 annual meeting of shareholders of the Company

   (4) our Current Reports on Form 8-K dated February 7, 2001, April 20, 2001, May 8, 2001 and August 1, 2001

   (5) the section of our Registration Statement on Form S-1 (File No. 33-45606), filed with the SEC on February 10, 1992, entitled "Description of Securities," as amended by Amendment Nos. 1, 2 and 3, filed with the SEC on April 20, 1992, May 7, 1992, and May 18, 1992, respectively; and

   (6) our Registration Statement on Form 8-A filed with the SEC on October 5, 1998, pursuant to Section 12 of the Exchange Act, for registration of our Series A Junior Preferred Share Purchase Rights.

   We also incorporate into this prospectus by reference each of the following documents that we will file with the SEC after the date of this prospectus, but prior to the termination of this offering:

   (1) all Form 10-Q, Form 10-K, Form 8-K and other reports filed under Section 13(a) and (c) of the Exchange Act;

   (2) definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any meeting of our shareholders; and

   (3) any reports filed under Section 15(d) of the Exchange Act.

   You may request a copy, at no cost, of any of the documents incorporated by reference in this prospectus, except for exhibits to those documents (other than exhibits specifically incorporated by reference therein), by contacting us at: Imperial Credit Industries, Inc., 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505, telephone number (310) 373-1704.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution


           Registration Fee................................. $   895
           Legal Fees and Expenses..........................   8,000
           Accounting Fees and Expenses.....................   5,000
           Printing Expenses................................   5,000
           Miscellaneous....................................   5,000
                                                             -------
              TOTAL......................................... $23,895
                                                             =======

Item 15. Indemnification of Directors and Officers

   Under Section 317 of the California General Corporation Law (the "CGCL"), the Registrant is permitted in certain circumstances to indemnify its directors and officers against certain expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the Registrant), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the Registrant, if such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the Registrant is permitted in certain circumstances to indemnify its directors and officers against certain expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the Registrant, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in the best interests of the Registrant and its shareholders provided that the specified court approval is obtained.

   As permitted by Section 317 of the CGCL, the Articles of Incorporation and By-Laws of the Registrant provide that the Registrant is authorized to provide indemnification for its directors and officers for breach of their duty to the Registrant and its shareholders through bylaw provisions or through agreements with the directors and officers, or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL. The Registrant's By-laws provide for indemnification of its directors and officers to the maximum extent permitted by Section 317 of the CGCL. In addition, agreements entered into by the Registrant with its directors and its executive officers require the Registrant to indemnify such persons against expenses, judgments, fines settlements and other amounts reasonably incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person was an agent of the Registrant (including judgments, fines and settlements in or of a derivative action, unless indemnification is otherwise prohibited by law), provided such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

   The Articles of Incorporation of the Registrant provide that the personal liability of the directors of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under California law. Under
Section 204(a)(10) of the CGCL, the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director's duty to the corporation may be eliminated, except for the liability of a director resulting from (i) acts or omissions involving intentional misconduct or the absence of good faith, (ii) any transaction from which a director derived an improper personal benefit, (iii) acts or omissions showing a reckless disregard for the director's duty, (iv) acts or omissions constituting an unexcused pattern of inattention to the director's duty or (v) the making of an illegal distribution to shareholders or an illegal loan or guaranty.

Item 16. Exhibits


 4.1 Form of Common Stock Certificate (incorporated herein by reference to the Registrant's RegistrationStatement on Form S-1 (No. 33-45606))

 5.1 Opinion of Mayer, Brown & Platt

23.1 Consent of KPMG LLP regarding the Registrant

23.2 Consent of Mayer, Brown & Platt (contained in Exhibit 5.1)

  24 Power of Attorney (included on signature page of this Registration
       Statement)

Item 17. Undertakings

   (a) The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) of 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, and the State of California, on October 12, 2001.

                                          IMPERIAL CREDIT INDUSTRIES, INC.

                                          By:     /s/ MICHAEL R. MCGUIRE
                                             -----------------------------------
                                             Michael R. McGuire
                                             President and Chief Executive
                                             Officer

                               POWER OF ATTORNEY

   We, the undersigned directors and officers of Imperial Credit Industries, Inc., do hereby constitute and appoint Michael R. McGuire, Brad S. Plantiko and Irwin L. Gubman, or any one of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement on Form S-3, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all further amendments (including post-effective amendment) to this Registration Statement on Form S-3, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                        Title                      Date
         ---------                        -----                      ----

   /S/ MICHAEL S. RILEY    Chairman Of The Board And           October 12, 2001
 -------------------------   Director
     Michael S. Riley

   /S/ BRAD S. PLANTIKO    Executive Vice President And Chief  October 12, 2001
 -------------------------   Financial Officer (Principal
     Brad S. Plantiko        Financial Officer)

  /S/ MICHAEL R. MCGUIRE   Chief Executive Officer, President  October 12, 2001
 -------------------------   And Director (Principal Executive
    Michael R. McGuire       Officer)

 /S/ ROBERT S. MUEHLENBECK Director                            October 12, 2001
 -------------------------
   Robert S. Muehlenbeck

  /S/ THEODORE R. MALONEY  Director                            October 12, 2001
 -------------------------
    Theodore R. Maloney

          Signature                     Title                     Date
          ---------                     -----                     ----

    --------------------- Director
    Charles E. Underbrink

     /s/ PAUL B. LASITER  Senior Vice President And         October 12, 2001
    ---------------------   Corporate Controller (Principal
       Paul B. Lasiter      Accounting Officer)

                                      S-2